Mail Stop 3651

September 29, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Robert V. Fasso
Chief Executive Officer and President
Central Freight Lines, Inc.
5601 West Waco Drive
Waco, Texas 76710

RE: Central Freight Lines, Inc.
Schedule 13E-3 filed on September 14, 2006
File No. 000-50485

Central Freight Lines, Inc.
Schedule 14A filed on September 14, 2006
File No. 000-50485

Dear Mr. Fasso:

We have reviewed your responses to the comments in our letter dated July 5, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Schedule 14A</u>

<u>Source and Amount of Funds, pages 6 and 46</u>

1. We note your responses to prior comments 3 and 26. Please state the specific sources and total amount of funds or other consideration to be used in the transaction. It is unclear whether the sales price for the Westgate Real Estate Development will be sufficient to allow Mr. Moyes to close the merger. Please disclose the amount for which the development is being sold and whether that amount alone will allow Mr. Moyes to close the merger. Update your disclosure regarding the sale of Westgate and its anticipated closing on or before September 30, 2006. Further, to the extent the sale does not close on this schedule, it appears that the anticipated sale is only providing conditional financing to be used in the transaction. Disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If none, so state. Please see Item 1007(b) of Regulation M-A.

Background of the Merger, page 18

2. We note the last full paragraph on page 21. Please confirm that there were no material differences between the preliminary fairness opinion and the final fairness opinion. Please note that any material differences should be summarized and the preliminary report, including those material differences, should be filed separately as an exhibit to the filing pursuant to Item 1015 of Regulation M-A.

Litigation, page 22

3. We note your response to prior comment 9. Please specify, if true, that the aggregate amount of the proposed litigation settlements will not exceed your current policy limits.

4. In addition, please revise this section to disclose the final date by which the proposed settlements must be finalized in order to close the merger. Please tell us supplementally how you will notify the public that you have failed to meet the conditions to the merger agreement in the event that you are unable to finalize the proposed settlements.

The value of the offer by NATL to our stockholders, page 26

5. It would appear that the facts in the deleted final bullet were considered by the special committee and the board. Please re-insert the bullet and more fully explain the valuation difficulties presented by the facts identified. Alternatively, please explain to us why this bullet was deleted and whether or not it was a factor considered by the special committee and the board.

Precedent Transaction Analysis, page 37

6. We note your response to prior comment 24. Please revise to indicate whether you believe it is unusual for "companies with operating losses to be sold for purchase prices that are less than book value." We do not believe your characterization of these transactions as "not unprecedented" is instructive to investors.

Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors Regarding the Merger, page 38

7. In a supplemental response, please provide us with the background of the steps by which the Children's Trust came to be one of the remaining shareholders, including all parties involved. Such information would include, but not be limited to, the negotiations on behalf of the Children's Trust and the stockholders' agreement and any other negotiations, plans, or agreements, written or verbal

involving the Children's Trust and the decision made on its behalf that it would remain as a shareholder.

*   *   *

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 with any questions or you may reach me at (202) 551-3257.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions